

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

March 12, 2009

Mr. Ronald J. Packard
Chief Executive Officer
K12, Inc.
2300 Corporate Park Drive, Suite 200
Herndon, Virginia 20171

    Re: K12, Inc.
        Annual Report on Form 10-K for the fiscal year ended June 30, 2008
        Filed September 26, 2008
        Definitive Proxy Materials filed on Schedule 14A on October 21, 2008
        File No. 1-33883

Dear Mr. Packard:

      We have examined your filings and have the following comments. Please respond within 10 business days from receipt of this letter and confirm that you intend to comply with our comment in your next filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or future revisions are unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Form 10-K for the Fiscal Year ended June 30, 2008

Schedule 14A, filed October 21, 2008

1.   We note your tabular director compensation disclosure on page 7. The cash component of their compensation does not seem to match what is discussed for each director in the accompanying narrative. Please advise.

2.   In future filings, please revise to disclose the company performance goals and individual performance targets used as factors in determining annual performance bonuses and stock option grants. Also disclose the threshold levels of the individual performance goals that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. Furthermore, clarify whether the committee's evaluation of such "key considerations" is a quantitative analysis or involves subjective evaluation, too. For example, Mr. Packard's 2008 bonus was tied to successful attainment of the revenue and EBITDA performance targets and his efforts in transitioning the company into a public company. It is not clear whether the committee's determination of Mr. Packard's bonus amount was a quantitative or qualitative analysis (or a combination of both).   It is not clear whether the committee considered any other factors (other than the revenue and EBITDA targets) in determining the bonus amounts for any other named executive officer, and if not, why not.

*   *   *   *

        Please contact Paul Fischer, staff attorney, at (202) 551-3415 or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: John F. Baule, Chief Financial Officer
      Via Facsimile, 703-483-7010